    Encana Corporation

    Management’s Discussion and Analysis

    For the period ended March 31, 2015

    (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended March 31, 2015 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2014.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs” or “NGL”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated May 11, 2015.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and Free Cash Flow, and of Net Earnings (Loss) Attributable to Common Shareholders to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements and Oil and Gas Information.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity portfolio, focusing capital investments in strategic high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through play optimization. The Company’s resource play hub model utilizes highly integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and operating netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at March 31, 2015 can be found in the Results Overview section of this MD&A and in Note 20 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2015 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the three months ended March 31, 2015, Encana reported:

•	Cash Flow of $495 million and Operating Earnings of $9 million.

•	Net Loss of $1,707 million, including an after-tax non-cash ceiling test impairment of $1,222 million.

•

Average realized natural gas prices, including financial hedges, of $4.78 per Mcf. Average realized oil prices, including financial hedges, of $46.17 per bbl. Average realized NGL prices of $21.92 per bbl.

•	Average natural gas production volumes of 1,857 MMcf/d and average oil and NGL production volumes of 120.7 Mbbls/d.

•	Dividends paid of $0.07 per share.

•	Cash and cash equivalents of $2,030 million at period end.

Significant developments for the Company during the three months ended March 31, 2015 included the following:

•

Completed a bought deal offering of 85,616,500 common shares of Encana and the over-allotment option of an additional 12,842,475 common shares of Encana at a price of C$14.60 per common share (the “Share Offering”). The Share Offering was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion.

•

Provided notice on March 5, 2015 to note holders that the Company would redeem its $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018. On April 6, 2015, the Company used net proceeds from the Share Offering and cash on hand to complete the note redemptions.

•

Closed the sale of the Company’s working interest in certain properties in central and southern Alberta to Ember Resources Inc. on January 15, 2015 for proceeds of approximately C$558 million, after closing adjustments.

•

Closed the sale of certain natural gas gathering and compression assets in northeastern British Columbia to Veresen Midstream Limited Partnership (“VMLP”) on March 31, 2015 for cash consideration net to Encana of approximately C$455 million, after closing adjustments. In conjunction with the sale, VMLP will undertake the expansion of future midstream services and will also provide natural gas gathering and processing in Montney to Encana and the Cutbank Ridge Partnership (“CRP”).

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

Financial Results

	2015	2014				2013
($ millions, except as indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash Flow (1)	$495	$377	$807	$656	$1,094	$677	$660	$665
$ per share - diluted	0.65	0.51	1.09	0.89	1.48	0.91	0.89	0.90

Operating Earnings (1)	9	35	281	171	515	226	150	247
$ per share - diluted	0.01	0.05	0.38	0.23	0.70	0.31	0.20	0.34

Net Earnings (Loss) Attributable to Common Shareholders	(1,707)	198	2,807	271	116	(251)	188	730
$ per share - basic & diluted	(2.25)	0.27	3.79	0.37	0.16	(0.34)	0.25	0.99

Revenues, Net of Royalties	1,249	2,254	2,285	1,588	1,892	1,423	1,392	1,984

Realized Hedging Gain (Loss), before tax	240	124	28	(102)	(141)	174	175	52
Unrealized Hedging Gain (Loss), before tax	(136)	489	231	9	(285)	(301)	(128)	469

Upstream Operating Cash Flow	702	821	982	800	1,315	901	794	788
Upstream Operating Cash Flow Excluding Realized Hedging (1)	454	694	952	898	1,455	728	622	737

Capital Investment	736	857	598	560	511	717	641	639
Net Acquisitions & (Divestitures) (2)	(838)	50	(2,007)	652	(24)	(72)	(51)	(312)

Free Cash Flow (1)	(241)	(480)	209	96	583	(40)	19	26

Ceiling Test Impairments, after tax	(1,222)	-	-	-	-	-	-	-
Gain (Loss) on Divestitures, after tax	10	(11)	2,399	135	-	-	-	-

Production Volumes
Natural Gas (MMcf/d)	1,857	1,861	2,199	2,541	2,809	2,744	2,723	2,766
Oil & NGLs (Mbbls/d)
Oil	79.2	68.8	62.1	34.2	32.1	33.0	27.2	22.9
NGLs	41.5	37.6	41.9	34.0	35.8	33.0	31.0	24.7
Total Oil & NGLs	120.7	106.4	104.0	68.2	67.9	66.0	58.2	47.6
Total Production (MBOE/d)	430.1	416.7	470.6	491.8	536.1	523.4	512.1	508.6

Production Mix (%)
Natural Gas	72	74	78	86	87	87	89	91
Oil & NGLs	28	26	22	14	13	13	11	9

(1)	A non-GAAP measure, which is defined in the Non-GAAP Measures section of this MD&A.
(2)	Excludes the impact of the PrairieSky Royalty Ltd. divestiture and the Athlon Energy Inc. acquisition during 2014, as summarized in the Net Capital Investment section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, ceiling test impairments and gains or losses on divestitures, which are provided in the Financial Results table and Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating Results section of this MD&A. Quarterly net earnings are also impacted by acquisition and divestiture transactions, which are discussed in the Net Capital Investment section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs, net of accumulated depletion and the related deferred income taxes, exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

In the first quarter of 2015, the Company recognized an after-tax non-cash ceiling test impairment of $1,222 million in the U.S. cost centre. The non-cash ceiling test impairment primarily resulted from the decline in the 12-month average trailing commodity prices. Further declines in the 12-month average trailing commodity prices could reduce proved reserves values and result in the recognition of future ceiling test impairments. Future ceiling test impairments can also result from changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from natural gas and oil divestitures are generally deducted from the Company’s capitalized costs and can reduce the likelihood of ceiling test impairments.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the fair market value of unamortized unproved properties, or probable or possible natural gas and liquids reserves. In addition, there is no consideration given to the effect of future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Three months ended March 31, 2015 versus March 31, 2014

Cash Flow of $495 million decreased $599 million in the three months ended March 31, 2015 primarily due to the following significant items:

•

Average realized natural gas prices, excluding financial hedges, were $3.53 per Mcf compared to $6.37 per Mcf in 2014 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $472 million. Average realized liquids prices, excluding financial hedges, were $34.13 per bbl compared to $69.23 per bbl in 2014 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $208 million.

•

Average natural gas production volumes of 1,857 MMcf/d decreased 952 MMcf/d from 2,809 MMcf/d in 2014 primarily due to divestitures during 2014, natural declines in the USA Operations and lower production from Deep Panuke, partially offset by a successful drilling program in Montney. Lower natural gas volumes decreased revenues $550 million. Average oil and NGL production volumes of 120.7 Mbbls/d increased 52.8 Mbbls/d from 67.9 Mbbls/d in 2014 primarily due to acquisitions during 2014 and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures during 2014. Higher oil and NGL volumes increased revenues $156 million.

•	Realized financial hedging gains before tax were $240 million compared to losses of $141 million in 2014.

•	Production and mineral taxes decreased $28 million primarily due to divestitures during 2014 and lower commodity prices, partially offset by acquisitions during 2014.

•

Transportation and processing expense decreased $39 million primarily due to divestitures during 2014 and the lower U.S./Canadian dollar exchange rate, partially offset by higher liquids volumes processed in Montney.

Operating Earnings of $9 million decreased $506 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the first quarter of 2015 were also impacted by a higher foreign exchange loss on the revaluation of other monetary assets and liabilities, higher depreciation, depletion and amortization (“DD&A”), lower long-term compensation costs due to the decrease in the Encana share price and deferred tax.

Net Loss in the first quarter of 2015 was $1,707 million compared to Net Earnings of $116 million in 2014 primarily due to an after-tax non-cash ceiling test impairment and the items discussed in the Cash Flow and Operating Earnings sections. Net Loss for the first quarter of 2015 was also impacted by a higher after-tax non-operating foreign exchange loss and lower after-tax unrealized hedging losses.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Prices and Foreign Exchange Rates

	2015	2014				2013
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$4.78	$4.16	$4.03	$4.08	$5.82	$4.34	$4.00	$4.17
Oil & NGLs ($/bbl)
Oil	46.17	80.38	90.22	89.55	86.34	85.39	90.42	88.27
NGLs	21.92	40.87	48.76	49.39	53.79	48.59	46.35	49.63
Total Oil & NGLs	37.83	66.40	73.50	69.53	69.19	67.01	66.95	68.25
Total ($/BOE)	31.24	35.55	35.06	30.75	39.22	31.23	28.85	29.08
Excluding Hedging
Natural Gas ($/Mcf)	3.53	3.94	3.88	4.46	6.37	3.69	3.26	3.99
Oil & NGLs ($/bbl)
Oil	40.53	66.38	90.18	92.93	86.43	82.54	96.09	85.89
NGLs	21.92	40.87	48.76	49.39	53.79	48.59	46.35	49.63
Total Oil & NGLs	34.13	57.35	73.48	71.23	69.23	65.58	69.60	67.10
Total ($/BOE)	24.82	32.25	34.36	32.93	42.12	27.63	25.23	27.99

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.98	4.00	4.06	4.67	4.94	3.60	3.58	4.09
AECO (C$/Mcf)	2.95	4.01	4.22	4.68	4.76	3.15	2.82	3.59
Algonquin City Gate ($/MMBtu)	11.41	4.99	2.97	4.23	20.28	7.80	3.98	4.63
Basis Differential ($/MMBtu)
AECO/NYMEX	0.57	0.44	0.16	0.40	0.60	0.59	0.89	0.56

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	48.64	73.15	97.17	102.99	98.68	97.46	105.81	94.17
Edmonton Light Sweet (C$/bbl)	51.94	75.69	97.16	105.61	99.83	86.58	103.65	92.67

Foreign Exchange
Average U.S./Canadian Dollar Exchange Rate	0.806	0.881	0.918	0.917	0.906	0.953	0.963	0.977

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the first quarter of 2015, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities contributed $1.25 per Mcf to Encana’s average realized natural gas price in the first quarter of 2015. The average realized natural gas price for production from Deep Panuke was $10.68 per Mcf in the first quarter of 2015 compared to $19.14 per Mcf in 2014 and increased Encana’s average realized natural gas price $0.77 per Mcf in the first quarter of 2015 compared to $1.27 per Mcf in 2014.

In the first quarter of 2015, Encana’s average realized oil and NGL prices, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities contributed $5.64 per bbl to Encana’s average realized oil price in the first quarter of 2015.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

At March 31, 2015, Encana has hedged approximately 1,000 MMcf/d of expected April to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 55.8 Mbbls/d of expected April to December 2015 oil production using WTI fixed price contracts at an average price of $62.09 per bbl and approximately 1.2 Mbbls/d of expected 2016 oil production at an average price of $92.35 per bbl.

The Company’s hedging program helps sustain Cash Flow and operating netbacks during periods of lower prices. For additional information, see the Risk Management – Financial Risks section of this MD&A.

Foreign Exchange

As disclosed in the Prices and Foreign Exchange Rates table, the average U.S./Canadian dollar exchange rate decreased 0.100 in the first quarter of 2015 compared to 2014. The table below summarizes selected foreign exchange impacts on Encana’s financial results in the first quarter of 2015 compared to the same period in 2014.

	$ millions	$/BOE

Increase (Decrease) in:
Capital Investment	$ (32)
Transportation and Processing Expense	(24)	$ (0.61)
Operating Expense	(10)	(0.26)
Administrative Expense	(8)	(0.20)
Depreciation, Depletion and Amortization	(19)	(0.49)

Price Sensitivities

Natural gas and liquids prices fluctuate in response to changing market forces, creating varying impacts on Encana’s financial results. The Company’s potential exposure to commodity price fluctuations is summarized in the table below, which shows the estimated effects that certain price changes would have had on the Company’s Cash Flow and Operating Earnings for the first quarter of 2015. The price sensitivities below are based on business conditions, transactions and production volumes during the first quarter of 2015. Accordingly, these sensitivities may not be indicative of financial results for other periods, under other economic circumstances or with additional fluctuations in commodity prices.

		Impact On
($ millions, except as indicated)	Price Change (1)	Cash Flow	Operating Earnings

Increase or Decrease in:
NYMEX Natural Gas Price	+/- $0.50/Mcf	$ 45	$ 33
WTI Oil Price	+/- $10.00/bbl	55	36

(1)	Assumes only one variable changes while all other variables are held constant.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

Production Volumes

			Three months ended March 31
(average daily, after royalties)			2015	2014

Natural Gas (MMcf/d)			1,857	2,809

Oil (Mbbls/d)			79.2	32.1
NGLs (Mbbls/d)			41.5	35.8
Total Oil & NGLs (Mbbls/d)			120.7	67.9

Total Production (MBOE/d)			430.1	536.1

Production Mix (%)
Natural Gas			72	87
Oil & NGLs			28	13

Production Volumes by Play

	Three months ended March 31
(average daily, after royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2015	2014	2015	2014
Canadian Operations
Montney (1)	717	620	23.3	16.2
Duvernay	16	8	2.8	1.4
Other Upstream Operations
Wheatland (2)	111	324	1.7	11.3
Bighorn	4	246	-	12.1
Deep Panuke	182	253	-	-
Other and emerging (1)	98	117	-	-
Total Canadian Operations	1,128	1,568	27.8	41.0
USA Operations
Eagle Ford	36	-	36.0	-
Permian	34	-	26.7	-
DJ Basin	49	40	14.3	10.5
San Juan	13	7	6.7	2.7
Other Upstream Operations
Piceance	343	436	3.7	5.4
Haynesville	230	331	-	-
Jonah	-	282	-	4.7
East Texas	-	113	-	1.2
Other and emerging	24	32	5.5	2.4
Total USA Operations	729	1,241	92.9	26.9
Total Production Volumes	1,857	2,809	120.7	67.9

Total Production Volumes – Growth Assets (1)	865	675	114.1	31.5

(1)	Montney has been realigned to include certain production volumes which were previously reported in Other and emerging.
(2)	Wheatland was previously presented as Clearwater.

Growth assets includes Encana’s top four strategic assets – Montney, Duvernay, Eagle Ford and Permian – as well as the DJ Basin, San Juan and the Tuscaloosa Marine Shale (“TMS”), which represent additional high-quality investment opportunities. Other Upstream Operations includes production volumes from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal, including the TMS, which is reported within Other and emerging in the USA Operations.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

The production volumes associated with the lands transferred to PrairieSky Royalty Ltd. (“PrairieSky”) were included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Three months ended March 31, 2015 versus March 31, 2014

In the first quarter of 2015, average natural gas production volumes of 1,857 MMcf/d decreased 952 MMcf/d from 2014. The USA Operations volumes were lower in the first quarter of 2015 primarily due to the sales of the Jonah and East Texas properties in the second quarter of 2014 and natural declines in Haynesville and Piceance. The Canadian Operations volumes were lower in the first quarter of 2015 primarily due to the sale of the Bighorn assets in the third quarter of 2014, the sale of certain assets included in Wheatland in January 2015 and a production decline at Deep Panuke primarily due to a higher water production rate, partially offset by a successful drilling program in Montney.

In the first quarter of 2015, average oil and NGL production volumes of 120.7 Mbbls/d increased 52.8 Mbbls/d from 2014. The USA Operations volumes were higher in the first quarter of 2015 primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, and successful drilling programs in San Juan, the DJ Basin and the TMS, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014. The Canadian Operations volumes were lower in the first quarter of 2015 primarily due to the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014, partially offset by a successful drilling program in Montney.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

Net Capital Investment

	Three months ended March 31
($ millions)	2015	2014

Canadian Operations	$151	$281
USA Operations	583	226
Market Optimization	-	1
Corporate & Other	2	3
Capital Investment	736	511
Acquisitions	35	23
Divestitures	(873)	(47)
Net Acquisitions & (Divestitures)	(838)	(24)
Net Capital Investment	$(102)	$487

Capital Investment by Play

	Three months ended March 31
($ millions)	2015	2014

Canadian Operations
Montney (1)	$79	$208
Duvernay	70	71
Other Upstream Operations
Wheatland (2)	-	18
Bighorn	-	9
Deep Panuke	2	(3)
Other and emerging (1)	-	(22)
Total Canadian Operations	$151	$281

USA Operations
Eagle Ford	$197	$-
Permian	217	-
DJ Basin	88	59
San Juan	36	52
Other Upstream Operations
Piceance	3	21
Haynesville	2	38
Jonah	-	11
East Texas	-	10
Other and emerging	40	35
Total USA Operations	$583	$226

Capital Investment – Growth Assets (1)	$713	$410

(1) Montney	has been realigned to include certain capital investments which were previously reported in Other and emerging.
(2) Wheatland	was previously presented as Clearwater.

Growth assets includes Encana’s top four strategic assets – Montney, Duvernay, Eagle Ford and Permian – as well as the DJ Basin, San Juan and the TMS, which represent additional high-quality investment opportunities. Other Upstream Operations includes capital investment from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal, including the TMS, which is reported within Other and emerging in the USA Operations. For the first quarter of 2015, capital investment in the TMS was $26 million (2014 – $20 million).

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

Capital investment associated with the lands transferred to PrairieSky was included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Three months ended March 31, 2015 versus March 31, 2014

Capital investment during the first quarter of 2015 was $736 million compared to $511 million in 2014. The Company’s disciplined capital spending focused on investment in its growth assets, as well as executing drilling programs with joint venture partners. During the first quarter of 2015, capital spending in the Company’s growth assets totaled $713 million (2014 – $410 million), representing approximately 97 percent (2014 – 80 percent) of the Company’s capital investment, with $563 million (2014 – $279 million) spent on Encana’s top four strategic assets.

Divestitures

Divestitures in the first quarter of 2015 were $829 million in the Canadian Operations. This included approximately C$558 million ($468 million), after closing adjustments, for the sale of the Company’s working interest in certain assets included in Wheatland located in central and southern Alberta which comprised approximately 1.2 million net acres of land that contained over 6,800 producing wells. Encana retains a working interest in approximately 1.1 million net acres in the area. The Canadian Operations also included approximately C$455 million ($359 million), after closing adjustments, in cash consideration net to Encana for the sale of certain natural gas gathering and compression assets in northeastern British Columbia to VMLP. In conjunction with the sale, VMLP will undertake the expansion of future midstream services and will also provide natural gas gathering and processing in Montney to Encana and the CRP. Further information can be found in Note 15 to the Interim Condensed Consolidated Financial Statements.

Amounts received from the divestiture transactions above have been deducted from the Canadian full cost pool.

2014 Capital Transactions

The following significant acquisition and divestiture transactions, which occurred during 2014, have impacted the Company’s production volume and operating cash flow variances for the first quarter of 2015:

Transaction	Location	Closing Date

Canadian Operations
Divestiture of Encana’s investment in PrairieSky (1)	Alberta	September 26, 2014
Sale of Bighorn assets	Alberta	September 30, 2014

USA Operations
Sale of Jonah properties	Wyoming	May 12, 2014
Sale of East Texas properties	Texas	June 19, 2014
Acquisition of properties in the Eagle Ford shale formation	Texas	June 20, 2014
Acquisition of Athlon Energy Inc. with assets in the Permian Basin (1)	Texas	November 13, 2014

(1)	Transactions involved the disposition or acquisition of common shares and, therefore, were not part of the Company’s net acquisition and divestiture activity for 2014.

Refer to the annual MD&A for the year ended December 31, 2014 for a comprehensive discussion of these transactions.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow

	Three months ended March 31
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties, excluding Hedging	$396	$1,017	$77	$245	$476	$1,268
Realized Financial Hedging Gain (Loss)	154	(75)	2	-	156	(75)
Revenues, Net of Royalties	550	942	79	245	632	1,193
Expenses
Production and mineral taxes	-	2	-	3	-	5
Transportation and processing	163	201	14	14	177	215
Operating	36	84	6	6	42	92
Operating Cash Flow	$351	$655	$59	$222	$413	$881

Production Volumes

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014

Production Volumes – After Royalties	1,128	1,568	27.8	41.0	215.8	302.4

Operating Netback (2)

	Three months ended March 31
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties, excluding Hedging	$3.89	$7.17	$30.65	$66.36	$24.30	$46.20
Realized Financial Hedging Gain (Loss)	1.52	(0.53)	0.78	(0.09)	8.04	(2.77)
Revenues, Net of Royalties	5.41	6.64	31.43	66.27	32.34	43.43
Expenses
Production and mineral taxes	-	0.01	0.04	0.80	0.02	0.18
Transportation and processing	1.60	1.42	5.82	3.80	9.12	7.87
Operating	0.35	0.59	2.31	1.75	2.14	3.29
Operating Netback	$3.46	$4.62	$23.26	$59.92	$21.06	$32.09

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2015 versus March 31, 2014

Operating Cash Flow of $413 million decreased $468 million primarily due to the following significant items:

•

Lower natural gas prices reflected lower benchmark prices, which decreased revenues $333 million. The average realized natural gas price for production from Deep Panuke was $10.68 per Mcf compared to $19.14 per Mcf in 2014 and increased the average realized natural gas price $1.30 per Mcf compared to $2.29 per Mcf in 2014.

•	Lower liquids prices reflected lower benchmark prices, which decreased revenues $89 million.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

•

Average natural gas production volumes of 1,128 MMcf/d were lower by 440 MMcf/d, which decreased revenues $288 million. Average oil and NGL production volumes of 27.8 Mbbls/d were lower by 13.2 Mbbls/d, which decreased revenues $79 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $156 million compared to losses of $75 million in 2014.

•

Transportation and processing expense decreased $38 million primarily due to the sale of the Bighorn assets in the third quarter of 2014, the lower U.S./Canadian dollar exchange rate and the sale of certain assets included in Wheatland in January 2015, partially offset by higher liquids volumes processed in Montney.

•

Operating expense decreased $50 million primarily due to the sale of certain assets included in Wheatland in January 2015, lower long-term compensation costs due to the decrease in the Encana share price, the lower U.S./Canadian dollar exchange rate, and the sale of the Bighorn assets in the third quarter of 2014.

Other Expenses

	Three months ended March 31
($ millions, except as indicated)	2015	2014

Depreciation, depletion & amortization	$105	$172
Depletion rate ($/BOE)	5.39	6.28

DD&A decreased primarily due to lower production volumes and the lower U.S./Canadian dollar exchange rate. The lower depletion rate in the first quarter of 2015 resulted primarily from the lower U.S./Canadian dollar exchange rate, and the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow

	Three months ended March 31
	Natural Gas		Oil & NGLs		Total (1)
($ millions)	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties, excluding Hedging	$195	$596	$295	$179	$496	$778
Realized Financial Hedging Gain (Loss)	54	(65)	38	-	92	(65)
Revenues, Net of Royalties	249	531	333	179	588	713
Expenses
Production and mineral taxes	4	29	15	13	19	42
Transportation and processing	151	163	4	-	155	163
Operating	49	68	75	8	125	74
Operating Cash Flow	$45	$271	$239	$158	$289	$434

Production Volumes

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total (MBOE/d)
	2015	2014	2015	2014	2015	2014

Production Volumes – After Royalties	729	1,241	92.9	26.9	214.3	233.7

Operating Netback (2)

	Three months ended March 31
	Natural Gas ($/Mcf)		Oil & NGLs ($/bbl)		Total ($/BOE)
	2015	2014	2015	2014	2015	2014

Revenues, Net of Royalties, excluding Hedging	$2.97	$5.34	$35.18	$73.61	$25.34	$36.82
Realized Financial Hedging Gain (Loss)	0.82	(0.58)	4.58	0.04	4.78	(3.07)
Revenues, Net of Royalties	3.79	4.76	39.76	73.65	30.12	33.75
Expenses
Production and mineral taxes	0.06	0.26	1.80	5.46	0.97	1.99
Transportation and processing	2.30	1.46	0.43	-	8.02	7.75
Operating	0.75	0.61	8.96	3.16	6.44	3.60
Operating Netback	$0.68	$2.43	$28.57	$65.03	$14.69	$20.41

(1)	Also includes other revenues and expenses, such as third party processing, with no associated volumes.
(2)	A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Three months ended March 31, 2015 versus 2014

Operating Cash Flow of $289 million decreased $145 million primarily due to the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $139 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $119 million.

•

Average natural gas production volumes of 729 MMcf/d were lower by 512 MMcf/d, which decreased revenues $262 million. Average oil and NGL production volumes of 92.9 Mbbls/d were higher by 66.0 Mbbls/d, which increased revenues $235 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $92 million compared to losses of $65 million in 2014.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

•

Production and mineral taxes decreased $23 million primarily due to the sale of the Jonah properties in the second quarter of 2014 and lower commodity prices, partially offset by the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively.

•

Operating expense increased $51 million primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014 and lower long-term compensation costs due to the decrease in the Encana share price.

Other Expenses

	Three months ended March 31
($ millions, except as indicated)	2015	2014

Depreciation, depletion & amortization	$ 336	$ 212
Depletion rate ($/BOE)	16.96	10.09
Impairments	1,916	-

DD&A increased primarily due to a higher depletion rate of $16.96 per BOE in 2015 compared to $10.09 per BOE in 2014, partially offset by lower production volumes. The higher depletion rate in the first quarter of 2015 resulted primarily from the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, and a decrease in proved reserves as a result of the sale of the Jonah properties in the second quarter of 2014.

In the first quarter of 2015, the USA Operations recognized a before-tax non-cash ceiling test impairment of $1,916 million. The impairment primarily resulted from the decline in the 12-month average trailing commodity prices, which reduced the USA Operations proved reserves volumes and values as calculated under SEC requirements.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas	Oil & NGLs
	Henry Hub ($/MMBtu)	WTI ($/bbl)

12-Month Average Trailing Reserves Pricing (1)

March 31, 2015	3.88	82.72
December 31, 2014	4.34	94.99
March 31, 2014	3.99	98.46

(1)	All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

Market Optimization

	Three months ended March 31
($ millions)	2015	2014

Revenues	$139	$244
Expenses
Operating	16	13
Purchased product	121	228
Depreciation, depletion and amortization	-	3
	$2	$-

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense decreased in the first quarter of 2015 compared to 2014 primarily due to lower commodity prices, partially offset by higher volumes required for optimization.

Corporate and Other

	Three months ended March 31
($ millions)	2015	2014

Revenues	$(110)	$(258)
Expenses
Transportation and processing	8	1
Operating	6	10
Depreciation, depletion and amortization	25	31
	$(149)	$(300)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 11 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2015	2014

Accretion of asset retirement obligation	$12	$13

Administrative	72	102

Interest	125	147

Foreign exchange (gain) loss, net	656	224

(Gain) loss on divestitures	(14)	1

Other	1	-
	$852	$487

Administrative expense in the first quarter of 2015 decreased from 2014 primarily due to lower long-term compensation costs due to the decrease in the Encana share price, lower restructuring costs and the lower U.S./Canadian dollar exchange rate. There were no restructuring costs incurred in the first quarter of 2015 compared to $15 million in 2014.

Interest expense in the first quarter of 2015 decreased from 2014 primarily due to lower interest on debt resulting from the long-term debt repayment and redemption in the first half of 2014.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange losses increased in the first quarter of 2015 primarily due to higher losses on the translation of U.S. dollar long-term debt issued from Canada, intercompany transactions and the revaluation and settlement of other monetary assets and liabilities.

Gain on divestitures in the first quarter of 2015 primarily includes a gain on the sale of the Encana Place office building in Calgary.

Income Tax

	Three months ended March 31
($ millions)	2015	2014

Current Income Tax	$16	$16
Deferred Income Tax (Recovery)	(963)	12
Income Tax Expense (Recovery)	$(947)	$28

Total income tax recovery in the first quarter of 2015 was primarily due to lower net earnings before tax. The net earnings variances are discussed in the Financial Results section of this MD&A.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. The Company’s effective tax rate for the first quarter of 2015 is higher than 2014 primarily as a result of changes in expected annual earnings. The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2015	2014

Net Cash From (Used In)
Operating activities	$482	$943
Investing activities	268	(446)
Financing activities	968	(845)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(26)	(56)
Increase (Decrease) in Cash and Cash Equivalents	$1,692	$(404)
Cash and Cash Equivalents, End of Period	$2,030	$2,162

Operating Activities

Net cash from operating activities in the first quarter of 2015 of $482 million decreased $461 million from 2014. These changes are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first quarter of 2015, the net change in non-cash working capital was a deficit of $6 million compared to $142 million in 2014.

The Company had a working capital surplus of $748 million at March 31, 2015 compared to $455 million at December 31, 2014. The increase in working capital is primarily due to an increase in cash and cash equivalents and a decrease in accounts payable and accrued liabilities, partially offset by an increase in the current portion of long-term debt, a decrease in accounts receivable and accrued revenues and a decrease in income tax receivable. At March 31, 2015, working capital included cash and cash equivalents of $2,030 million compared to $338 million at December 31, 2014. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash from investing activities in the first quarter of 2015 was $268 million compared to net cash used of $446 million in 2014. The change was primarily due to higher proceeds from divestitures, partially offset by higher capital expenditures. Further information on capital expenditures and acquisitions and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Net cash from financing activities in the first quarter of 2015 was $968 million compared to net cash used of $845 million in 2014. The change was primarily due to proceeds from the issuance of common shares pursuant to the Share Offering in the first quarter of 2015 and the repayment of long-term debt in the first quarter of 2014.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $5,925 million at March 31, 2015 and $7,340 million at December 31, 2014. The current portion of long-term debt outstanding was $1,291 million at March 31, 2015. This amount was classified as current as a result of the Company’s planned debt redemption in April 2015, as discussed below. There was no current portion of long-term debt outstanding at December 31, 2014.

On April 6, 2015, the Company used the net proceeds from the Share Offering and cash on hand to complete the redemption of its $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018. The note redemptions required an aggregate one-time early interest payment of approximately $165 million and is expected to save Encana a gross amount of approximately $205 million in future interest expense, based on current foreign exchange and treasury rates.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

During the first quarter of 2015, Encana implemented a U.S. Commercial Paper (“U.S. CP”) program which is fully supported by the Company’s revolving credit facility. At March 31, 2015, Encana had an outstanding balance of $1,211 million which reflected U.S. CP issuances that had an average term of 38 days and a weighted average interest rate of 0.66 percent. Management expects these amounts will continue to be supported by the revolving credit facility that has no repayment requirements within the next year. At December 31, 2014, Encana had an outstanding balance of $1,277 million under the Company’s revolving credit facility, which reflected principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.62 percent. During the first quarter of 2015, Encana repaid the outstanding balance relating to LIBOR loans using proceeds from the U.S. CP program and cash on hand. Additional detail on Encana’s credit facilities can be found below.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Shelf Prospectus

Encana maintains two revolving bank credit facilities which remain committed through June 2018. At March 31, 2015, Encana had available unused committed revolving bank credit facilities of $2.6 billion as follows:

•	A committed revolving bank credit facility for C$3.5 billion ($2.8 billion) for Encana, of which $1.6 billion remained unused.

•	A committed revolving bank credit facility for a U.S. subsidiary for $1.0 billion, all of which remained unused.

On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. On March 5, 2015, the Company filed a prospectus supplement to the base shelf prospectus for the issuance of 85,616,500 common shares of Encana and granted an over-allotment option for up to an additional 12,842,475 common shares of Encana at a price of C$14.60 per common share, pursuant to an underwriting agreement. The Share Offering of 98,458,975 common shares of Encana was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion). At March 31, 2015, $4.9 billion, or the equivalent in foreign currencies, remained accessible under the shelf prospectus, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 29 percent at March 31, 2015 and 30 percent at December 31, 2014.

Outstanding Share Data

(millions)	December 31, 2014	March 31, 2015	May 8, 2015

Common Shares Outstanding	741.2	840.9	840.9
Stock Options with TSARs attached:
Outstanding	21.3	20.8	20.6
Exercisable	10.0	11.2	11.1

Pursuant to the Share Offering, Encana issued approximately 98.4 million common shares during the first quarter of 2015.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

During the first quarter of 2015, Encana issued 1,267,680 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 54,472 common shares in 2014. The number of common shares issued under the DRIP increased in the first quarter of 2015 as a result of Encana’s February 25, 2015 announcement that, effective with the dividend payable on March 31, 2015, any future dividends in conjunction with the DRIP will be issued from its treasury with a two percent discount to the average market price of the common shares unless otherwise announced by the Company via news release.

A Tandem Stock Appreciation Right (“TSAR”) gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board.

	As at March 31
($ millions, except as indicated)	2015	2014

Dividend Payments	$ 52	$ 52
Dividend Payments ($/share)	$ 0.07	$ 0.07

The dividends paid in the first quarter of 2015 included $14 million in common shares issued in lieu of cash dividends under the DRIP compared to $1 million for 2014. Common shares issued in the Share Offering were not eligible to receive the dividend that was paid during the first quarter of 2015.

On May 11, 2015, the Board declared a dividend of $0.07 per share payable on June 30, 2015 to common shareholders of record as of June 15, 2015.

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	March 31, 2015	December 31, 2014

Debt to Debt Adjusted Cash Flow	2.6x	2.1x
Debt to Adjusted Capitalization	29%	30%

Subsequent to the debt redemption completed on April 6, 2015, Debt to Debt Adjusted Cash Flow was approximately 2.1x and Debt to Adjusted Capitalization was approximately 26 percent.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2015:

	Expected Future Payments
($ millions, undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Transportation and Processing	$598	$787	$779	$798	$674	$3,085	$6,721
Drilling and Field Services	164	128	90	47	14	16	459
Operating Leases	24	27	22	21	8	20	122
Commitments	$786	$942	$891	$866	$696	$3,121	$7,302

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Included in Transportation and Processing in the table above are certain commitments associated with midstream service agreements with VMLP. Additional information can be found in Note 15 to the Interim Condensed Consolidated Financial Statements.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 20 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

The Company expects to fund its 2015 commitments and obligations from Cash Flow and cash and cash equivalents.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operations and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American energy producer and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk in order to support capital plans and strategic objectives.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2015, is disclosed in Note 20 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

facilities and debt and equity capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of take-away capacity; technology failures; the ability to integrate new assets; cyber-attacks; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including the public and regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board provides recommended environmental policies for approval by Encana’s Board and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Emergency response plans are in place to provide guidance during times of crisis. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2015.

The U.S. federal government has noted climate change action as a priority for the current administration. On January 14, 2015, the Environmental Protection Agency (“EPA”) outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 to 45 percent from 2012 levels by 2025. The reductions will be achieved through regulatory and voluntary measures which have not yet been announced. The EPA plans to propose this new rule and guidance in late summer 2015 with a final rule and guidance expected in 2016.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2014.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, which is a process designed by, or designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Except for changes relating to the continuing integration of Athlon Energy Inc. (“Athlon”), as discussed below, there have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the effectiveness of the internal control over financial reporting.

In accordance with Section 3.3(1) of National Instrument 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities and Exchange Act of 1934, as amended, Management has limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Athlon, acquired through a business combination on November 13, 2014. Summary financial information related to Athlon’s operations included in Encana’s Interim Condensed Consolidated Financial Statements for the period ended March 31, 2015 is as follows:

($ millions)
Revenues	$55
Net Earnings	25
Current Assets	61
Non-Current Assets	3,059
Current Liabilities	41
Non-Current Liabilities	168

Limitations of the Effectiveness of Controls

The Company’s control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements. Control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and should not be expected to prevent all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2014 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standard Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements.

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

•

ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•

ASU 2015-02, Amendments to the Consolidation Analysis. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the amendments on the Company’s Consolidated Financial Statements.

•

ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The amendments will be applied retrospectively. As at March 31, 2015, $43 million of debt issuance costs were presented in Other Assets on the Company’s interim Condensed Consolidated Balance Sheet ($48 million as at December 31, 2014).

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow and Free Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

	2015	2014				2013
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash From (Used in) Operating Activities	$482	$261	$696	$767	$943	$462	$935	$554
(Add back) deduct:
Net change in other assets and liabilities	(7)	(15)	(11)	(8)	(9)	(21)	(15)	(22)
Net change in non-cash working capital	(6)	(141)	155	119	(142)	(183)	300	(81)
Cash tax on sale of assets	-	40	(255)	-	-	(11)	(10)	(8)
Cash Flow	$495	$377	$807	$656	$1,094	$677	$660	$665
Deduct:
Capital investment	736	857	598	560	511	717	641	639
Free Cash Flow	$(241)	$(480)	$209	$96	$583	$(40)	$19	$26

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings (Loss) Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings (Loss) Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	2015	2014				2013
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net Earnings (Loss) Attributable to Common Shareholders	$(1,707)	$198	$2,807	$271	$116	$(251)	$188	$730

After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(98)	341	160	8	(203)	(209)	(89)	332
Impairments	(1,222)	-	-	-	-	-	(16)	-
Restructuring charges	-	(4)	(5)	(5)	(10)	(64)	-	-
Non-operating foreign exchange gain (loss)	(508)	(151)	(218)	156	(194)	(124)	105	(162)
Gain (loss) on divestitures	10	(11)	2,399	135	-	-	-	-
Income tax adjustments	102	(12)	190	(194)	8	(80)	38	313
Operating Earnings	$9	$35	$281	$171	$515	$226	$150	$247

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

Upstream Operating Cash Flow, excluding Hedging

Upstream Operating Cash Flow, excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production and mineral taxes, transportation and processing expense, operating expense and the impacts of realized hedging. Management monitors Upstream Operating Cash Flow, excluding Hedging as it reflects operating performance and measures the Company’s portfolio transition to higher margin production. Upstream Operating Cash Flow, excluding Hedging is reconciled to GAAP measures in the Results of Operations section of this MD&A. The table below totals Upstream Operating Cash Flow for Encana.

	2015	2014				2013
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Upstream Operating Cash Flow
Canadian Operations	$413	$341	$477	$447	$881	$526	$406	$383
USA Operations	289	480	505	353	434	375	388	405
	$702	$821	$982	$800	$1,315	$901	$794	$788

(Add back) deduct:
Realized Hedging Gain (Loss)
Canadian Operations	$156	$49	$19	$(49)	$(75)	$90	$95	$21
USA Operations	92	78	11	(49)	(65)	83	77	30
	$248	$127	$30	$(98)	$(140)	$173	$172	$51

Upstream Operating Cash Flow, excluding Hedging
Canadian Operations	$257	$292	$458	$496	$956	$436	$311	$362
USA Operations	197	402	494	402	499	292	311	375
	$454	$694	$952	$898	$1,455	$728	$622	$737

Operating Netback

Operating Netback is a common metric used in the oil and gas industry to measure operating performance by product. Operating Netbacks are calculated by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production and mineral taxes, transportation and processing expense and operating expense. The Operating Netback calculation is shown in the Results of Operations section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2015	December 31, 2014

Debt	$7,216	$ 7,340

Cash Flow	2,335	2,934
Interest Expense, after tax	470	486
Debt Adjusted Cash Flow	$2,805	$ 3,420
Debt to Debt Adjusted Cash Flow	2.6x	2.1x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	March 31, 2015	December 31, 2014

Debt	$7,216	$ 7,340
Total Shareholders’ Equity	9,517	9,685
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746
Adjusted Capitalization	$24,479	$ 24,771
Debt to Adjusted Capitalization	29%	30%

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to:

•	achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs
•	commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth
•

pursuing its key business objectives of balancing its commodity portfolio, focusing capital investments in strategic high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength

•	anticipated revenues and operating expenses
•	improving operating efficiencies, fostering technological innovation, lowering cost structures and the success of the resource play hub model
•

the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements

•	statements with respect to future ceiling test impairments
•	anticipated dividends
•	anticipated oil, natural gas and NGLs prices
•

projections contained in the 2015 Corporate Guidance (including estimates of cash flow including per share amounts, natural gas, oil and NGLs production, capital investment and its allocation, operating costs, sensitivities on price and their impact on cash flow and operating earnings, assumptions regarding oil, natural gas and NGLs prices and foreign exchange rates)

•	estimates of reserves and resources
•	projections relating to the adequacy of the Company’s provision for taxes and legal claims
•	the flexibility of capital spending plans and the source of funding therefor
•	expected future interest expense savings
•	anticipated access to capital markets and ability to meet financial obligations and finance growth
•	the benefits of the Company’s risk management program, including the impact of derivative financial instruments
•	projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates
•	the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements
•	anticipated debt repayments and the ability to make such repayments
•	expectations surrounding environmental legislation including regulations relating to carbon, air quality, water, land and hydraulic fracturing and the impact such regulations could have on the Company
•	anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity
•	anticipated cash and cash equivalents
•	expectation to fund 2015 commitments from Cash Flow, cash and cash equivalents
•	the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program
•	the Company’s ability to manage its Debt to Debt Adjusted Cash Flow and Debt to Adjusted Capitalization ratios
•	the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things:

•	commodity price volatility
•	assumptions based upon the Company’s current guidance
•	fluctuations in currency and interest rates
•

risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met

•	risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks
•

imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates

•	potential disruption or unexpected technical difficulties in developing new facilities
•	risks associated with technology
•	the Company’s ability to acquire or find additional reserves
•	availability of hedges at attractive prices and hedging activities resulting in realized and unrealized losses
•	business interruption and casualty losses
•	risk of the Company not operating all of its properties and assets
•	counterparty risk
•	downgrade in credit rating and its adverse effects
•	liability for indemnification obligations to third parties
•	variability of dividends to be paid
•	the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations
•	the Company’s ability to access external sources of debt and equity capital
•	the timing and the costs of well and pipeline construction
•	the Company’s ability to secure adequate product transportation
•	changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations
•

political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company

•	risk arising from price basis differential
•	other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2015 cash flow for Encana is based upon, among other things, achieving average production for 2015 of between 1,600 MMcf/d and 1,700 MMcf/d of natural gas and 130 Mbbls/d to 150 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.00 per MMBtu and WTI of $50 per bbl, an estimated U.S./Canadian dollar exchange rate of 0.80 and a weighted average number of outstanding shares for Encana of approximately 821 million.

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated May 12, 2015, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 26 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2014 and in Appendix D of the AIF.

Further, Encana obtained an exemption dated January 21, 2015 from certain requirements of NI 51-101 to permit it to use the definition of “product type” contained in the amendments to NI 51-101, published by the securities regulatory authority in each of the jurisdictions of Canada on December 4, 2014 that are anticipated to come into force on July 1, 2015, as it relates to its Canadian protocol disclosure contained in Appendix A of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Play and Resource Play

Play is a term used by Encana which encompasses resource plays, geological formations and conventional plays. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$